UnionAuto Program CEO John Perez Announces Nationwide Rollout For Auto Dealerships in 2019

Is there a way for the Auto Industry to serve the Unions and their Members, and benefit at the same time? When it comes to cars and service, if it sounds too good to be true, is it? And what does "giving back to union workers" have to do with Cuba?

ROSWELL, Ga. - Jan. 10, 2019 - *PRLog* -- John Perez, Founder, and CEO of UnionAuto Program, headquartered in Roswell, Georgia, is proud to announce that UnionAuto Program will be introducing their Certified Auto Dealership Program to the Southern Region of the United States in the first quarter of the year, with the program slated to launch nationwide by the end of 2018. As the recognized voice and premiere source for advocacy in automotive purchasing, customer support, and related technical services to union members and their families, it is easy to see why car dealerships across the country are eagerly waiting to become UnionAuto Program Certified Dealers.

Car dealerships are always looking for ways to get ahead and stay ahead in their highly competitive sales environment, to retain top performing employees, and to stand out. While auto manufacturers have strong branding, dealers have virtually no brand recognition at all by the car buying public, beyond its own reputation. They need to reach customers in new and innovative ways to increase dealership brand awareness. "It's all about targeting the right customer, with the right message at the right time, with pricing, incentives, and a perception of value over other dealerships," says John Perez, CEO of UnionAuto Program.



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JOHN PEREZ, CEO & FOUNDER OF UNIONAUTO PROGRAM

Unions represent the powerful American labor movement; they are pro business and pro labor. With very strong union traditions, they insist that its members are treated fairly, promising a better tomorrow, and providing workers with a better life. Wage and Salaried employees have the highest negotiated median earnings of any group of American workers. Union members have more disposable income, and higher wages than non-union workers, with access to benefits provided and negotiated by their unions. With diverse occupations, including teachers, public offices, firefighters, and workers from such industries as telecommunications, transportation, utilities, and construction, union members represent over 18 million wage and salary workers, according to the US Bureau of Labor Statistics, sheer power in collective bargaining.

What if the car dealers and the unions could work together? What if there were dealerships that could service the union workers with incentives, and special warranties, discounts, and a red carpet rollout program designed exclusively for union members and their families? That would be a big benefit for the millions of union members across the country, to find a dealership that they could trust for true value and a great car buying experience. For the dealers, it would mean referrals from an eighteen million, nationwide customer base, where the unions would actually recommend the "Certified" Dealerships. Hence, more traffic, more qualified customers, emphasis on the word "qualified," with more drivers, and more opportunities in less time for a successful closing, a win-win scenario. Offering highly anticipated, branded programs and services, as such, would increase consumer traffic, while delivering increased and multiple revenue streams to the dealers, all with the promise for a better tomorrow. But is it too good to be true?

CEO John Perez responds to an eager audience of dealers at a recent auto convention. "Where else could a dealership find such a treasure trove of qualified buyers," Perez asks. "Union workers need reliable transportation, and they deserve a 'first class' car buying experience, with excellence in service and support. The UnionAuto Program brings the best of both worlds together, so everyone wins." With his background in the auto industry as a car dealership entrepreneur, Perez has an appreciation for the very strong union traditions of pride and power, with a promise for a better future, inspiring him to found the UnionAuto Program. "We're giving back to those who helped build America," Perez says. Having a link to a storied past of his own, John Perez talks about how when he was a child, he was also promised a better tomorrow, by not only his parents, but by a union family that gave him the opportunity to live his own American dream.

"I left Cuba thinking that I would return to the island, but I never did, " Perez recalls when his parents sent him to the United States. He was only eleven years old. "After Fidel Castro rose to power, " Perez explains, "families wanted to flee the new regime out of fear. " In the early '60's, in what was later known as the "Exodus of Children," more than 14,000 unaccompanied children were sent by their parents from Cuba to the U.S. John Perez was one of those children. "We were allowed to bring one bag. I didn't have any family members in the U.S., so I was placed in a union family," Perez recalls. "Many brothers and sisters were separated. It was years before I saw my family again. It was the unselfish love and courage that my parents had, which gave me a chance for a life free from the repressive regime," Perez boldly proclaimed. "A kind, loving, and generous "union" family made me their own, and I am so grateful for what they did for me as a boy, growing up. " After attending the University of Georgia, and serving in the US Army, Perez taught at the Charlotte Hall Military Academy, before beginning his automotive career selling cars at a Ford Dealership in Washington D.C., becoming the youngest managing partner of a Dodge Dealership in the country at the time.

With forty years of experience and expertise in the automobile industry, Perez recently decided to take the opportunity to give back, not only to the country that gave him his freedom, but also to the hard working union families. "I can never explain the experience of leaving my family in Cuba, but it brought me to America," Perez exclaimed. In 2014, Perez founded the UnionAuto Program to "give back," as he explains it. "We began by inviting select dealers to participate in entirely new business streams of opportunities, serving qualified union members and their families, while making the kind of success stories that brand a dealer's reputation for excellence. It took us a year to launch the beta test in Georgia. After a successful trial, we began in seven southern states, and after opening the entire southern region of the country, we will be national by year end."

UnionAuto Program expects another year of double-digit growth in 2019, as the company expands operations. Perez has traveled the country to meet with dealers that want to expand their businesses, and partner with UnionAuto Program to develop entirely new business streams of opportunities from such highly qualified customers. "With record sales, the outlook for future opportunity is extraordinary," Perez states. "The UnionAuto Program will continue to leverage significant economies of scale for union members," he exclaims, "while delivering an increased market presence for its Certified Dealers, with valuable synergistic dealership services." The company plans to roll out the red carpet services this year to union car buyers across the nation, inviting dealers to become a part of the UnionAuto Program's unique Certification Program available in every state, including Alaska and Hawaii.

"Partnership matters," Perez exclaimed. "Dealers cannot afford to let this kind of business go unattended; they must understand that Wage and Salaried employees have the highest negotiated median earnings of any group of American workers." As part of the program to "give back" to the union families, UnionAuto Program donates to the union's scholarship funds for union members' children. They also provide "pre-arranged discount pricing," and free Lifetime Powertrain Warranty coverage for all qualified New and Pre-Owned union members' vehicles purchased through the program. "I wanted to give back to the American worker something that money couldn't buy," Perez explains, "a peaceful buying experience, and stress free driving for union members, for the life of their vehicle." Perez believes that union members deserve reliable transportation for not only their work, but to enjoy with their families, with technical services covered and a "no hassle" buying experience. "I know it sounds too good to be true, but it's for real," Perez exclaimed. John Perez can be found speaking to union members at most local and regional union conventions. "There is one catch," Perez explained about the Lifetime Powertrain Warranty at a recent meeting with AFLCIO Union members. "Not every model car is covered, like the Rolls Royce, for example, or the Bugatti." The audience loved it.

UnionAuto Program is the recognized voice and premiere source for advocacy in automotive purchasing, customer support, and related services to union members and their families. Their mission is to serve and represent the specific automotive needs of union members through special dealer pricing, lifetime warranties, and financial support, such as UnionAuto Program offers members auto refinancing options, and even gives back to the unions with donations to the members' scholarship funds. Members value the integrity and professionalism of the UnionAuto Program's customer support staff, as well as negotiated pricing and lifetime warranty services. With the UnionAuto Program's pre-arranged discount pricing and additional savings on the purchase of union built vehicles, union members and their families can "Shop in Peace," and drive with assurance.

To become a UnionAuto Program Certified Dealer or for a speaking engagement with John Perez, CEO, at an union meeting or auto dealership convention, contact UnionAuto Program at 1-855-554-4717, or visit http://www.unionautoprogram.com.

Media Contact
John Perez, CEO, UnionAuto Program
1702 Macy Drive, Roswell, Georgia 30076
helpline@unionautoprogram.com
1-855-554-4717

Photos:
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